UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

8 February 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

FORM 20-F                         FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES                                  NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2 (b): N/A)

Explanatory Note

This report of Form 6-K contains

TNT Logistics receives third "Q1" award from Ford Motor Company, 7 February 2005

7 February 2005

TNT Logistics receives third "Q1" award from Ford Motor Company

TNT Logistics, a leading provider of supply chain services to the automotive industry, has received its third Ford Motor Company "Q1" Award for quality services in North America. This award is for providing transportation services to Ford's fleet business out of TNT Logistics' Brownstown (Michigan) operation located south of Detroit.

The "Q1" Award is the highest honour attainable for Ford's preferred suppliers. The award recognises suppliers who have achieved a sustained level of excellence in customer satisfaction, while meeting Ford's systems and results requirements in quality, delivery and management. In addition, suppliers must have endorsements from Ford's key customers and meet Ford-defined performance metrics.

TNT Logistics North America provides dedicated and managed truckload transportation to Ford Motor Company in both the United States and Canada. TNT Logistics received its first Ford "Q1" award in 2003 for its U.S.-based truckload operations and a second in 2004 for its Canadian-based truckload services. This latest award signifies that TNT Logistics has received the "Q1" for its entire truckload business serving Ford throughout the United States and Canada.

The winning of Ford's "Q1" Award continues a tradition of excellence for TNT Logistics North America in the automotive industry as the company also won DaimlerChrysler's "Gold" Award last year.

"The highest honour you can receive from your customers is the recognition that you have exceeded their expectations," said Jeff Hurley, chief operating officer, TNT Logistics North America. "Ford is a wonderful partner with TNT Logistics. Our gratitude is extended to all of the TNT logisticians who support the Ford business."

About TNT Logistics

TNT Logistics North America is a business unit of TNT Logistics, which is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media.

TNT Logistics employs appr. 40,000 people, who are operating in 39 countries, managing over 7.1 million square metres of warehouse space. In 2003, TNT Logistics reported sales of €3.735 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 8 February 2005